VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«16» May 2006
№ 1101/3667

SEC MAIL RECEIVED
JUL 10 2006
WASH, D.C. 213
PROCESSING SECTION

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06015019

Re: Exemption № 82-4257

SUPPL

<u>The message</u>

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Message about material fact
«Information about share issue»
«Message about state registration of share issue (additional issue)»

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Jw 7/11

Message about material fact
«Information about share issue»
«Message about state registration of share issue (additional issue)»

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer	Russian Federation, Luchnikov per. 7/4 –1, Moscow GSP-9, 101999.
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for disclosing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical edition used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»
1.9. Code (codes) of material fact (facts):	0500143903052006

2. Content of the Message

2.1. Category (type), series and other identification characteristics of securities: ordinary non-documentary registered shares.
2.2. Maturity date (for bonds and options of the issuer): not stated for shares.
2.3. State registration number of the share issue (additional issue) and the date of state registration: 10101439BO15D, May 3rd 2006.
2.4. Name of the registration body executing state registration of the share issue (additional issue): Central Bank of the Russian Federation.
2.5. The number of placed shares and nominal value of each share (if availability of nominal value is stipulated by the legislation of RF).
The number of placed shares: 2,000,000 (Two mullion) items.
Nominal value of one share: RUR 10 (Ten).
2.6. Method of placing shares: open subscription.
This message is addressed to uncertain customers by way of invitation to make offers (offering) for acquiring the placed shares.
The term defined by a calendar date or by expiration of the period during which can be made the offers (offering) to purchase the placed shares, as well as the procedure of filing such offers in compliance with the terms established by the decision on the share issue (additional issue).
Offer (offering) for acquiring the placed shares is filed by a person making the offer from the date following the date of disclosing information about the price of placing additional shares.
Offers (offering) are accepted during the term of share placement among the persons acquiring shares under open subscription.
The offer must contain the consent of the person making the offering to purchase the placed shares in the number defined by the offering or for the defined (in the offering) amount at the placement price, defined in compliance with the Decision on additional share issue. Copies of reconciliations, authorizations and/or notifications of Bank of Russia, received by a potential purchaser (if required according to the effective legislation), must be applied to the Offer. Also, the documents substantiating sufficiency of the purchaser's funds to cover payment for the Bank Vozrozhdeniye's shares must be applied to the Offer according to the requirements of Regulation on procedure and criteria for evaluation of financial position of individuals – founders (participants) of credit institutions of Bank of Russia # 268-П as of 19.04.2005 and Regulation on procedure and criteria for evaluation of financial position of legal entities – founders (participants) of credit institutions of Bank of Russia # 218-П as of 19.03.2003.
The filed Offers (Offering) for acquiring the placed shares are registered in the special book for recording the offers on the date of their entering with the note about the date and the time of its entering on the form of the Offer.
The Offers will be accepted by V.Bank taking into consideration the date and the time of the Offer: Offers filed earlier will be accepted first.

Partial satisfaction of the Offer is admitted, if the Offer does not contain restrictions on the partial satisfaction. Reply about acceptance of the Offer, as well as the securities purchase and sale agreement are forwarded by V.Bank to the respective persons making the offering by addresses stated in the respective Offer.

2.7. Granting to the issuer's shareholders (participants) and/or other persons the pre-emptive right to purchase securities.

In accordance with articles 40, 41 of the Federal law «About Joint-stock Companies» shareholders of V/Bank have the pre-emptive right to acquire the additional shares by open subscription in the number proportional to the number of the Vozrozhdeniye's ordinary shares being in their possession. The date of compiling the shortlist of persons having the pre-emptive right to purchase is the date of taking decision by Supervisory Council of V.Bank on enlargement of the authorized capital by placing additional ordinary shares – April 12th 2006.

2.8. Price of placing shares or the order of its definition, as well as the order of disclosing information about the price of placing shares.

The price of placing ordinary non-documentary registered shares, including the price of placing additional shares to the persons having the pre-emptive right to acquire the placed shares, is defined by Supervisory Council of V.Bank on the date following the date of expiration of the pre-emptive right. Information about placing price will be disclosed in the news of the authorized information agencies and in the website of V.Bank used for disclosing information (http://www.vbank.ru/en/investors/material-facts).

2.9. Term of placing shares or the order of its definition.

Procedure of defining the opening date of placing:

- for persons, included in the shortlist of persons having the pre-emptive right to purchase additional shares – from the date of advising shareholders of their pre-emptive right to purchase additional shares, but not before state registration of the share issue;
- for persons, purchasing shares by open subscription – on the following day after publishing information about the results of exercising the pre-emptive right.

Herewith, the placement should not start before two weeks from the date of disclosing information about state registration of the additional share issue, which must be disclosed in compliance with the Federal Law of the Russian Federation «About Stock Market» and other by-laws.

Procedure of defining the closing date (deadline) of placement:

Closing date of share placement among individuals having pre-emptive rights:

– the 20th (twentieth) calendar day from the date of forwarding the notice to individuals, included in the shortlist of persons having the pre-emptive right to purchase shares of additional issue.

The closing date of share placement among individuals purchasing shares by open subscription shall be the earliest of the following dates:

– date of placing the last share of this additional issue; or

– the 30th (thirtieth) business day from the Opening date of placement among participants of the open subscription»).

Herewith, the closing date of placing shares of this additional issue should not be later than one year from the date of state registration of this additional share issue.

2.10. The fact of registration (absence of registration) of the prospectus simultaneously with the state registration of this share issue (additional issue).

The state registration of the share issue is accompanied by registration of the prospectus.

2.11. In case of registration of the prospectus – procedure of ensuring access to the information, contained in the prospectus:

Text of the registered prospectus is placed at the website of V.Bank within 3 days from the date of receiving the written notice from Bank of Russia about state registration of the issue, and it is available in Internet site from the date of its publishing till the date of not less than 6 months from the date of publishing in Internet of the text of the registered report about the results of the additional share issue. The text of the registered prospectus is available by the address: Luchnikov per., 7/4-1, Moscow.

2.12. In case of signing the prospectus by financial consultant on the stock market – to state this circumstance.

Prospectus is not to be signed by financial consultant on the stock market.

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. May 4th 2006 *Stamp*		

VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«23» мая 2006
№ 1101/3916

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Message about material fact
«Information about closing dates of the issuer's register»
– Messages about data that can affect materially the value of the joint-stock company's shares

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

Message about data that can materially affect the value of the joint-stock company's shares

Information about decisions taken by the Board of Directors (Supervisory Council) of the joint-stock company on recommendations about the amount of share dividend and the order of its payment

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	Russian Federation, Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
1.4. State Registration number of the Issuer	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body :	1439
1.7. Internet site used by the Issuer for disclosing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical edition used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Content of the Message

2.1. Date of holding the meeting of Supervisory Council: May 10th 2006.

2.2. Date of compilation and number of the minutes of the Bank Vozrozhdeniye's Supervisory Council meeting: May 15th 2006, Minutes # 6.

2.3. The summary of decisions taken by Supervisory Council:

2.3.1. To propose at the General Shareholders' Meeting to forward (out of the Bank's net profit by the results of 2005) the amount of RUR 11,963,357.00 for paying dividends.

2.3.2. To propose at the General Shareholders' Meeting to approve the following amount of dividend calculated per 1 share:

– for ordinary non-documented registered shares with a nominal value RUR 10 each - 5% of the nominal value;

– for preference non-documentary registered shares with a fixed dividend and nominal value of RUR 10 each – 20% of the nominal value.

2.3.3 To compile a shortlist of persons eligible for annual dividends at the date of compiling the shortlist of persons entitled to take part in the annual General Meeting of Shareholders – May 11th 2006 (the end of operational day).

2.3.4. Dividend payment shall be executed from August 21st to August 29th 2006 in a cashless form in compliance with the banking details kept in the bookkeeping system of the Register of the Bank Vozrozhdeniye's shareholders. In the absence of banking details dividend payment to shareholders-individuals should be made through cash offices of the Bank branches beginning with August 21st 2006.

3. Signature		
3.1. Deputy Chairman of the Board	(signature)	A.V. Dolgopolov
3.2. Date 15th May 2006 г.	Stamp	

Message about material fact
«Information about closing dates of the issuer's register»

1. General Data	
1.1. Full corporate name of the issuer: (for non-commercial institution – name)	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	Russian Federation, Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
1.4. State Registration number of the Issuer	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body :	1439
1.7. Internet site used by the Issuer for disclosing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical edition used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

1.9. Code (codes) of material fact (facts):	0800143915052006

2. Content of the Message
2.1. Category (type), series and other identification characteristics of securities: – ordinary non-documentary registered shares, state registration number 101011439B; – preference non-documentary registered shares with fixed dividend, state registration number 20201439B. 2.2. Purpose for compiling the shortlist of holders of registered shares: – compiling the shortlist of persons having right to take part in the annual general meeting of shareholders; – compiling the shortlist of persons having right to receive dividends. 2.3. Date of drawing up the shortlist of holders of registered shares: May 11, 2006 (the end of operational day). 2.4. Date (and number) of drawing up the minutes of the meeting of the issuer's authorized body, where decision on the date of drawing up the shortlist of holders of the issuer's registered shares or other decision which is the basis for defining the date of drawing up such shortlist: May 15th 2006. Minutes # 6 of the meeting of Supervisory Council of V.Bank.

3. Signature		
3.1. Deputy Chairman of the Board	(signature)	A.V. Dolgopolov
3.2. Date 15 th May 2006 г.	Stamp	

Message about data
that can affect materially the value of the joint-stock company's shares

Information about decisions taken by the joint-stock company's Board of Directors (Supervisory Council) on convening the annual special General Meeting of shareholders, including approval of the agenda for the General Meeting of shareholders.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	Russian Federation, Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
1.4. State Registration number of the Issuer	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body :	1439
1.7. Internet site used by the Issuer for disclosing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical edition used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Content of the message

2.1. Date of holding the meeting of Supervisory Council: May 10th 2006.
2.2. Date of drawing up and number of the minutes of the Bank Vozrozhdeniye's Supervisory Council meeting, Minutes # 6.
2.3. The summary of decisions taken by Supervisory Council:
2.3.1. To define a method of holding the General Meeting of shareholders – a meeting (joint presence of shareholders for discussing the agenda issues and making decisions on the issues put for voting with preliminary forwarding vote ballots).
2.3.2. To approve the date, time and place of holding the annual General Meeting of shareholders – June 30th 2006, 12.00 a.m., Moscow, Luchnikov lane, 7/4, conference-hall of V.Bank.
2.3.3. To define the date of compiling a shortlist of persons having right to take part in the General Meeting of shareholders (drawn up on the basis of the register of the Bank's shareholders as at the end of the registrar's operational day) – May 11th 2006.
2.3.4. To approve the following agenda of the General Meeting of shareholders:

1. Approval of the annual report, annual accounting statements, profit and loss statement for 2005 and profit distribution.
2. About payment (announcement) of dividends for 2005.
3. Approval of the Report of Supervisory Council.
4. Approval of the Charter of Joint stock company Bank «Vozrozhdeniye» in the new edition.
5. Approval of Regulation on the Board of Directors of Joint stock company Bank «Vozrozhdeniye».
6. Approval of Regulation on the shareholders' General Meeting of Joint stock company Bank «Vozrozhdeniye» in the new edition.
7. Approval of Schedule of the shareholders' General Meeting of Joint stock company Bank «Vozrozhdeniye».
8. Approval of Regulation on executive bodies of Joint stock company Bank «Vozrozhdeniye» in the new edition.
9. Approval of Regulation on Revision Commission of Joint stock company Bank «Vozrozhdeniye» in the new edition.
10. About approval of transactions being of special interest.
11. Election of Supervisory Council (Board of Directors).
12. Election of Revision Commission.
13. Approval of Auditor.

2.3.5. To forward a message by registered mail about holding the General Meeting of shareholders to each person stated in the shortlist of persons eligible to take part in the General Meeting of shareholders and to publish a message about holding the General Meeting in the newspaper «Daily News. Moscow Region» within May 30th 2006.

2.3.6. To approve the following list of information (documents) submitted to shareholders in the process of preparation for the annual General Meeting of shareholders: annual report of the Bank for the financial year 2005, annual accounting statements for 2005 certified by the auditor, resolution of the Revision commission by the results of the annual audit of the Bank's financial activities for 2005, data about the auditor, draft Charter of the Bank in the new edition, draft internal documents, draft resolution of the annual General Meeting of shareholders.
Shareholders can get acquainted with the documents on the agenda of the annual General Meeting at the branches and Central Office of the V.Bank since May 31st to June 29th 2006 from 10.00 to 14.00 by local time

3. Signature		
3.1. Deputy Chairman of the Board	(signature)	A.V. Dolgopolov
3.2. Date 15 th May 2006 г.	Stamp	